On August 10, 1999, the Board of Trustees ratified the termination of Deloitte and Touche LLP as the Funds independent accountants. For the periods ended
April 30, 1995 and December 31, 1995 and the years ended December 31, 1996 through December 31, 1998, Deloitte and Touche LLP expressed an unqualified opinion on the Funds' financial statements. There were no disagreements between Fund management and Deloitte and Touche LLP prior to their termination. The Board of Trustees approved the termination of Deloitte and Touche LLP and the appointment of PricewaterhouseCoopers LLP as the FundS' independent accountants.